Kevin W Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 2660 Facsimile: 020 7672 1424

25 October 2013

Dear Mr Vaughn

The Royal Bank of Scotland Group plc
Form 20-F for Fiscal Year Ended December 31, 2012
Filed March 27, 2013
File No. 001-10306

Thank you for your letter of 10 September 2013.  Our responses to your comments are set out below.  References to ‘the Company’ and to ‘RBSG’ are to The Royal Bank of Scotland Group plc; ‘the Group’ means the Company and its subsidiaries.

Form 20-F for the fiscal year ended December 31, 2012

Business Review

Risk and balance sheet management, page 66

Retail forbearance, page 135

1.
We note your response to prior comment 6 from our letter dated March 1, 2013. You state that once forbearance is granted, the loan continues to be assessed separately for latent provisioning for 24 months for U.K. Retail or after the expiration of the forbearance period for temporary concessions. After the 24 months or the expiration of the temporary forbearance period, the loan is no longer separately identified for impairment provisions. Further, you state that non-performing forbearance retail loans do not constitute a separate risk pool for determining impairment provisions. Please address the following:

•
Tell us and revise your future filings to more clearly disclose whether the loan must be performing for the entire 24 month period after forbearance is granted for U.K. retail loans in order to no longer be separately identified for latent provisioning. If not, tell us why not. Further, clarify whether in these situations the forbearance is granted for the entire remaining life of these loans regardless of performing status.

UK Retail’s permanent forbearance arrangements amend a loan’s contractual terms for its remaining life.  The loan’s performing status subsequent to modification will determine its provisioning treatment. Forbearance loans are

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no longer separately identified for latent provisioning at the end of 24 months (permanent forbearance) or at the end of the forbearance period (temporary forbearance) unless, at any time during that period, the loan becomes 90 days or more past due in which case it will be transferred to the non-performing portfolio and assessed for a (collective) specific provision.

We will revise the disclosure on page 138 of the Group’s Form 20-F in future filings (added text in italics):

The majority of retail forbearance takes place in the performing book and, for the purposes of the latent loss provisions, these constitute a separate risk pool. They are subject to higher provisioning rates than the remainder of the performing book. These rates are reviewed regularly in both divisions. Once forbearance is granted, the account continues to be assessed separately for latent provisioning for 24 months (UK Retail permanent forbearance only) or until the forbearance period expires. After that point, the account is no longer separately identified for latent provisioning. If during the period the loan is separately assessed for latent provisioning, it becomes 90 days past due, it will be transferred to the non-performing book and subject to a collectively-assessed impairment provision.  Otherwise, at the end of this period the loan will no longer be separately identified for latent provisioning.

•
Tell us and revise your future filings to disclose whether loans where a temporary concession was granted must perform for a minimum time period after returning to the original payment terms before it is no longer separately identified for latent provisioning. If not, tell us why not.

As disclosed on page 138 of the Group’s 2012 Form 20-F (see above), UK Retail loans that have received a temporary forbearance arrangement are separately identified for latent provisioning for the duration of the forbearance period only.  During the period of separate identification, provisions reflect the default experience for such loans in the preceding 12 months.  Once such loans are no longer separately identified, they are subject to UK Retail’s normal latent provisioning methodology which incorporates account-level probabilities of default (PDs) which will be higher for loans to customers experiencing financial stress.  If at any time a loan deteriorates beyond 90 days past due, it will be included in the impaired loan portfolio for collective provision assessment.

•	As part of your response and enhanced disclosure, please identify the typical temporary forbearance periods for your U.K. Retail and other loans.

Typical periods for temporary forbearance in Ulster were disclosed on page 137 of the Group’s 2012 Form 20-F.  In future filings we will also disclose the periods for UK Retail (3 to 6 months).  RBS Citizens does not offer temporary forbearance arrangements.

•
It is unclear from your response whether you track similar multiple-modification or re-default information for your retail loans in forbearance. Tell us and clearly disclose in future filings whether retail loans may be modified more than once and whether you track re-default information related to retail

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loans in forbearance. If so, disclose the data on multiple iterative modifications and re-default data for your retail loans.

Retail loans may be modified more than once; customers who have received sequential modifications are currently not tracked separately.

Default rates (any default after forbearance has been granted: forbearance is not of itself a default event) on the various forbearance treatments are tracked whilst they are separately identified for latent provisioning; this observed experience informs provision assessment. In future filings we will disclose that retail loans may be modified more than once and include the following on forbearance default rates:

12 month default rates are calculated for all forbearance types.  In 2013, the average 12 month default rates were x% for UK Retail, y% for Ulster Retail and z% for RBS Citizens Retail.

•
You indicate that the RBS Citizens consumer loans subject to forbearance remain segmented from the rest of the non-forborne population throughout their lives until the accounts are repaid or fully written-off. Tell us whether you have any data on the re-default rates for RBS Citizens loans compared to the non-forborne population of RBS Citizens loans, and if so, tell us how this data is considered as part of your U.K. retail loan methodology for loans previously renegotiated that are removed from latent provisioning.

Default rates are available for RBS Citizens retail forbearance portfolio.  These data do not form part of the UK retail latent provision methodology for forbearance loans described above.

•
We note that the “Forbearance and Impairment Provisions – Mortgages” guidance issued by the Financial Services Authority in October 2011, paragraph 59 states that …”it would be difficult to argue that loans that are subject to forbearance arrangements due to financial hardship have the same risk characteristics as those that are not. As such, even if it is determined that there is no individual impairment in these loans on the basis that they are not individually significant, they should not be included in a ‘performing’ pool together with other loans that have different risk characteristics.” It appears from your response that you do not have separate risk pools for previously renegotiated performing loans that have been removed from renegotiated status because the temporary concession has expired or 24 months has passed since renegotiation, although you do state that the loss given default (LGD) models used to calculate the collective impairment provision for your non-performing forbearance retail loans are affected by agreements made under forbearance agreements. Please provide additional information as to how you concluded that including these previously renegotiated performing loans in the general loan pool is appropriate considering the guidance in AG87-88 of IAS 39. Tell us in detail specifically how you concluded that your LGD models for these loans are accurately and appropriately incorporating the increased risk elsewhere in the calculation.

We believe UK Retail’s latent provision methodology to be consistent with the guidance in paragraphs AG87 and AG88.  In the UK Retail latent provision calculation, its lending portfolio is segregated into product types (eg

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mortgages, credit cards) and bespoke PD and LGD models for each product type are used to calculate the latent provision.  These models take into account factors reflective of an individual customer’s ability to pay eg credit score, LTV such that PDs will be higher for loans to customers experiencing financial stress.  PDs are refreshed (ie recalculated using updated inputs) monthly to reflect underlying credit risk and recalibrated (ie rebased using the latest historical data) quarterly.

The separate risk pool for forbearance loans mitigates the potential time delay in account level PDs fully reflecting the underlying risk: the impairment provision is calculated using the higher of the more recently observed 12 month default rates and the PDs.  Although loans subject to temporary forbearance arrangements are segregated during the forbearance period only, the volume of such arrangements has been very modest (£290m granted in 2011 and £360m in 2012).

•
Further, it is not entirely clear from your response how you believe your allowance methodology is timely capturing the inherent losses of your loan portfolio when multiple modifications are required on collectively evaluated loans (including any wholesale loans that are collectively evaluated). Given that the collective impairment methodology is based on historical performance information, it would appear there could be a lag in capturing the full severity of all the modifications that would be required when loans require multiple modifications. Given the length of time you have been offering retail loan modifications, please tell us whether you are using historical loss data as your primary mechanism for collectively assessing renegotiated loans for impairment. Further, please tell us in more detail how you believe your allowance methodology is able to fully capture the risk due to multiple renegotiations for collectively evaluated loans.

Retail

The Group ensures that impairment losses in respect of multiple modifications are captured in a timely manner through its provisioning methodologies.

As described above UK Retail forbearance loans are separately identified during the forbearance period (temporary forbearance) or for 24 months (permanent forbearance); this applies whether it is the first or subsequent forbearance arrangement.  The higher of the observed default rates and PDs are used in the latent provisioning calculation for these loans to ensure that appropriate provision is held.  Furthermore for these portfolios the latent provision incorporates extended emergence periods.  Once such loans are no longer separately identified, the use of account level PDs refreshed monthly in the latent provision methodology captures the underlying credit risk without a material time lag.

In Ulster the performance of individual forbearance treatments is analysed and breakage (a single missed payment) rates are computed. The higher of the breakage rate and the modelled PD is used when calculating the latent provision.  Furthermore for these portfolios the latent provision incorporates an extended emergence period of 12 months.

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As discussed on page 135 of the Group’s 2012 Form 20-F, RBS Citizens’ retail assets that have been granted forbearance are individually assessed for impairment until fully repaid or written off.

Wholesale

Wholesale loans are assigned an individual credit grade. This credit grade (probability of default) and the loan’s loss given default are re-assessed prior to finalising any renegotiation taking into account the terms of the renegotiation.  The Group’s wholesale collective provisioning methodology (both latent and specific) reflects these re-assessed credit metrics rather than past performance and any credit deterioration is captured immediately.

In future filings we will include the following:

All wholesale exposures are assigned an individual credit grading; this grading (PD) and the loan’s LGD are re-assessed prior to finalising any renegotiation in the light of the loan’s renegotiated terms.  This revised grading will be incorporated in the calculation of the collective impairment provision - latent and specific – for the Group’s wholesale exposures.

•
In your wholesale renegotiated loans disclosure, on page 132, you state that these loans may be renegotiated more than once. Please tell us and revise your future filings to more clearly disclose the extent to which you track multiple iterative renegotiations of wholesale loans, including the re-default data related to wholesale loans that have been renegotiated more than once.

The Group’s methodology for collectively assessed wholesale exposures is discussed above.  The impairment provision held in respect of wholesale loans that are individually assessed for impairment is reassessed following any renegotiation taking into account the effects of the renegotiation.

In future filings we will disclose the following:

Individual impairment assessments for wholesale loans are reassessed in the light of any renegotiation of the loan’s terms.

•
For both your wholesale and retail renegotiation programs, please tell us and revise future filings to disclose any procedures performed at the date of renegotiation or subsequent to the renegotiation to determine the probability of default under the new terms to ensure that your allowance for loan losses was timely capturing all losses inherent in these loans at the reporting date. In this regard, it would seem that information was available, whether or not you tracked it, to evaluate the likelihood that these loans would default within the loss emergence and confirmation periods. Disclose any alternative procedures performed to ensure you adequately captured this risk during each reported period for both your wholesale and retail forbearance programs. If you did not perform any additional procedures, please specifically disclose that fact.

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In future filings we will make the following disclosures:

Retail

PDs are refreshed monthly to reflect underlying credit risk and recalibrated quarterly.  In UK Retail and Ulster, there is no reassessment of the PD at the time forbearance is granted but the loan will be subject to the latent forbearance provisioning methodology described above.

Wholesale

As explained above, reassessment of the credit grading of a wholesale loan takes place as a matter of course prior to any renegotiation in the light of the modified terms.  This ensures that the Group’s provision methodology captures any credit deterioration in a timely fashion.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ R Kapoor

R Kapoor
Group Chief Accountant

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